[SPEEDWAY MOTORSPORTS, INC. LETTERHEAD]

October 6, 2009

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, DC 20549

Attention: John Stickel

Re:	Speedway Motorsports, Inc.
Registration Statement on Form S-4
Filed August 7, 2009
File No. 333-161176

Ladies and Gentlemen:

I am submitting this letter in response to the written comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 3, 2009 (the “Comment Letter”), with respect to Speedway Motorsports, Inc.’s (the “Company,” “we” or “us”) Registration Statement on Form S-4 filed on August 7, 2009 (File No. 333-161176) (the “Registration Statement”), including the Company’s Schedule 14A filed on March 20, 2009 and Annual Report on Form 10-K filed on March 13, 2009 (the “2008 Form 10-K”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

Form S-4

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, we have provided the Commission with a supplemental letter stating that the Company and its subsidiaries listed in the “Table of Additional Registrants” in the filing (together, the “Registrants”) are registering the exchange offer in reliance on the Commission’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and have included the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

October 6, 2009

Prospectus Cover Page

2.	Please limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, we have limited the prospectus cover page to one page as required by Item 501(b) of Regulation S-K.

3.	As currently represented, the exchange offer appears to be open for fewer than 20 full business days due to the 5:00 pm expiration time instead of an expiration time of midnight on the twentieth business day following the date of commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please amend your filing to state that the offer will be open at least through midnight on the twentieth business day following the date of the prospectus or through 5:00 pm on the twenty-first business day following the date of commencement. See Rule 14d-1(g)(3).

Response: In response to the Staff’s comment, we have amended the filing to state that the offer will be open until “midnight, Charlotte, North Carolina time, on _______, 2009 (the 20th business day following the date of th[e] prospectus).”

4.	Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: We hereby confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Inside Cover Page of Prospectus

5.	Please revise your inside front cover page of the prospectus to include all of the disclosure required by Item 2(2) of Form S-4.

Response: In response to the Staff’s comment, we have revised the inside front cover page of the prospectus to include all of the disclosure required by Item 2(2) of Form S-4.

NASCAR-Related Information, page ii

6.	Please delete the sentence that states, “We cannot assure you that this NASCAR-related information is accurate.” Attempts to limit your responsibility for information provided in your prospectus are not appropriate. Also, please move this section and your “Trademarks” section to a place after the “Risk Factors” section of your filing.

Response: In response to the Staff’s comment, we have deleted the sentence that states “We cannot assure you that this NASCAR-related information is accurate” and have moved this section and the “Trademarks” section to immediately follow the “Risk Factors” section of the filing.

Securities and Exchange Commission

October 6, 2009

Summary of the Exchange Offer, page 3

The Exchange Offer, page 3

7.	Please revise this section to clarify that all private notes validly tendered and not validly withdrawn will be exchanged “promptly” after the expiration or termination of the offer. Refer to Rule 14e-1(c) of the Exchange Act.

Response: In response to the Staff’s comment, we have revised this section to clarify that all private notes validly tendered and not validly withdrawn will be exchanged “promptly” after the expiration or termination of the offer.

8.	As a follow up to the above comment, we note that in many places in your filing you state that you will return the private notes and/or issue new notes as “promptly as practicable,” which is not appropriate. As stated above, Rule 14e-1(c) requires that you exchange the notes or return the notes “promptly” upon expiration or termination of the offer, as applicable. Please revise throughout your filing.

Response: In response to the Staff’s comment, we have revised “promptly as practicable” to “promptly” with respect to the return of private notes or issuance of new notes upon the expiration or termination of the exchange offer in accordance with Rule 14e-1(c).

The Exchange Offer, page 28

Purpose and Effect, page 28

9.	Please expand your discussion of the sale of private notes to disclose the exemption from the registration requirements of the Securities Act relied upon in selling the private notes on May 19, 2009 and explain why you were entitled to rely on that exemption.

Response: In response to the Staff’s comment, we expanded the discussion of the sale of private notes on May 19, 2009 to disclose the sale’s exemption from registration under Section 4(2) of the Securities Act.

Our reliance on Section 4(2) was based on our determination that the sale did not involve a public offering because at the time of the sale the initial purchasers of the private notes:

•	had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the purchase of the private notes and were able to bear its risk;

•	had access to the type of information normally provided in a prospectus; and

•	agreed not to resell or distribute the private notes to the public without registering the private notes under the Securities Act or an exemption therefrom.

In addition, we did not use any form of public solicitation or general advertising in connection with the sale of the private notes to the initial purchasers.

Securities and Exchange Commission

October 6, 2009

Terms of the Exchange Offer, page 28

10.	Please explain what you mean by an “invalid tender” and set out the exact circumstances in which you will not accept tendered notes. Please also delete the phrase “for any other reason.”

Response: In response to the Staff’s comment, we have revised the filing to explain what is meant by an “invalid tender,” to set out the exact circumstances in which tendered notes will not be accepted and to delete the phrase “for any other reason.”

Expiration Date; Extensions; Amendments, page 29

11.	We note your reservation of the right to amend the terms of the offer in your sole discretion. Please revise this section to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: In response to the Staff’s comment, we have revised this section to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, the exchange offer period will be extended, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

12.	We note that you also reserve the right to delay acceptance of the private notes in your sole discretion. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: In response to the Staff’s comment, we have revised the discussion in this section to clarify that the Company is reserving the right to delay acceptance of the private notes in the event that one of the conditions referred to in the “—Conditions” section is not satisfied or waived. We hereby confirm that any such delay will be consistent with Rule 14e-1(c).

13.	You state that you will give notice of your offering’s extension by press release or other public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Response: We hereby confirm that we will disclose the number of securities tendered as of the date of the notice of the exchange offer’s extension, if any such extension is effected.

Procedures for Tendering Private Notes, page 29

14.	Please explain here and on page 31 of your filing what you mean by “properly” completing, signing, and dating the letter of transmittal.

Securities and Exchange Commission

October 6, 2009

Response: In response to the Staff’s comment, we have more fully explained what is meant by “properly” completing, signing and dating the letter of transmittal where indicated by the Staff.

Withdrawal Rights, page 32

15.	Please delete the sentence in which you state that you will determine “in [y]our sole discretion” all questions as to the validity, form and eligibility of the notices of withdrawal. Alternatively, please set forth the exact circumstances in which notices will be deemed invalid.

Response: In response to the Staff’s comment, we have deleted the sentence in which we stated that all questions as to the validity, form and eligibility of the notices of withdrawal will be determined “in our sole discretion.”

Conditions, page 33

16.	This section is overly broad and does not set forth the objective criteria that you will use to determine whether a condition has been satisfied. Please amend this section to provide an objective measure for how you will determine whether a condition has occurred which would permit you to terminate or amend the exchange offer.

Response: In response to the Staff’s comment, we have revised this section to remove certain subjective language regarding actions or proceedings instituted or threatened with respect to the exchange offer.

17.	As a follow up to the above comment, please delete the phrase “in our judgment.”

Response: In response to the Staff’s comment, we have deleted the phrase “in our judgment.”

Certain U.S. Federal Income Tax Consequences, page 76

18.	Please revise the heading to state that it is a summary of certain “material” U.S. federal income tax consequences.

Response: We did not make any change in response to the Staff’s comment. Please see our response to Question 21 below.

19.	We note that you state that each taxpayer “should” seek advice from a tax advisor. Please revise this to state that taxpayers are encouraged to seek advice from their tax advisors.

Response: In response to the Staff’s comment, we have revised the language to state that taxpayers are encouraged to seek advice from their tax advisors.

20.	Please delete the phrase, “[t]his summary is for general information only.”

Securities and Exchange Commission

October 6, 2009

Response: In response to the Staff’s comment, we deleted the phrase “[t]his summary is for general information only.”

21.	We note that you have not included a tax opinion. Item 601(a)(8) of Regulation S-K requires the filing of a tax opinion where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Please revise your filing to include the tax opinion required by Item 601 or advise as to why this is not necessary.

Response: We have not included a tax opinion because we believe there is no significant risk of material adverse tax consequences as a result of the exchange offer. Therefore, it is our view that the tax consequences are not material to an investor and a tax opinion is not required pursuant to Item 601(a)(8) of Regulation S-K.

Legal Opinion, Exhibit 5.1

22.	We note that the legal opinion is limited to the laws of New York. However, we note from the table of additional registrants that there are guarantors from several other states. Please file with your next amendment the opinions covering the laws of Delaware, Georgia, Kentucky, Nevada, New Hampshire, North Carolina, Tennessee, and Texas.

Response: In response to the Staff’s comment, we have filed with Amendment No. 1 to the Registration Statement opinions covering the laws of Delaware, Georgia, Kentucky, Nevada, New Hampshire, North Carolina, Tennessee and Texas.

23.	Please delete the phrase, “that, in our experience, are normally applicable to transactions of the type contemplated by the Exchange Offer,” as limiting your opinion in such a manner is not appropriate.

Response: In response to the Staff’s comments, we have deleted the phrase “that, in our experience, are normally applicable to transactions of the type contemplated by the Exchange Offer.”

24.	Please delete your assumption that “the performance by the Issuers of their obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Issuers or their properties are subject.” Assumptions regarding the performance of your client are not appropriate in a legal opinion.

Response: In response to the Staff’s comment, we have deleted our assumption that “the performance by the Issuers of their obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Issuers or their properties are subject.”

Securities and Exchange Commission

October 6, 2009

Letter of Transmittal, Exhibit 99.1

25.	Please revise your letter of transmittal to clarify that if your exchange offer is amended in a manner determined by the Company to constitute a material change, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: In response to the Staff’s comment, we have amended the letter of transmittal to clarify that if the exchange offer is amended in a manner determined by us to constitute a material change, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days will remain in the offer following notice of the material change.

Schedule 14A

Executive Compensation — Compensation Discussion and Analysis, page 9

26.	We note that you have only included compensation information for three executive officers. Please note that you are required to include compensation information for your five most highly compensated executive officers, which may include executive officers of your subsidiaries. Refer to Instruction 2 to Item 402(a)(3) of Regulation S-K and Rule 3b-7 under the Exchange Act. Please include information for two other named executive officers or provide a detailed Legal analysis as to why this is not necessary. Similarly revise your beneficial ownership table.

Response: The Company determined that, during its fiscal year ended December 31, 2008, there were only four employees of the Company and its subsidiaries that met the definition of “executive officer” set forth in Rule 3b-7 under the Securities Exchange Act, based on the Company’s analysis of their duties and responsibilities, including their role in the policy making of the Company. These individuals are O. Bruton Smith, Chairman and Chief Executive Officer of the Company, Marcus G. Smith, President and Chief Operating Officer of the Company, William R. Brooks, Vice Chairman, Chief Financial Officer and Treasurer of the Company, and H.A. Wheeler, former President and Chief Operating Officer of the Company.

The Company also determined that those four executive officers were the only individuals to meet the definition of “named executive officer” as set forth in Item 402(a)(3) of Regulation S-K. This determination was based on the following:

•

O. Bruton Smith was the only individual serving as the Company’s principal executive officer or acting in a similar capacity during its fiscal year ended December 31, 2008 (pursuant to Item 402(a)(3)(i));

•

William R. Brooks was the only individual serving as the Company’s principal financial officer or acting in a similar capacity during its fiscal year ended December 31, 2008 (pursuant to Item 402(a)(3)(ii));

•	Marcus G. Smith was the only other executive officer of the Company at the end of its fiscal year ended December 31, 2008 (pursuant to Item 402(a)(3)(iii)); and

•

H.A. Wheeler was the only individual for whom disclosure would have been provided pursuant to Item 402(a)(3)(iii) but for the fact that he was not serving as an executive officer of the Company at the end of its fiscal year ended December 31, 2008 (pursuant to Item 402(a)(3)(iv)).

Securities and Exchange Commission

October 6, 2009

Accordingly, we only included the compensation disclosure required by Item 402 of Regulation S-K and the beneficial ownership information required by Item 403 of Regulation S-K for Messrs. O. Bruton Smith, Brooks, Marcus G. Smith and Wheeler in the filing.

Incentive Compensation and Cash Bonuses, page 10

27.	We note your discussion of the incentive compensation payment plan for 2008, which was based on an earnings target of $2.50 per share, and the payouts to Mr. Smith and Mr. Brooks. Your discussion, however, does not clearly explain how the final award amount is determined based on the earnings per share achieved. For example, please explain how the amount of incentive compensation increases or decreases based on the earnings per share achieved. Include hypothetical examples if you feel this would help investors better understand the disclosure. Please also disclose the exact formula used to determine the 2008 bonuses awarded to Mr. O. Bruton Smith and Mr. William R. Brooks.

Response: In accordance with the Company’s Incentive Compensation Plan for the fiscal year ended December 31, 2008, the incentive compensation awarded to Messrs. Smith and Brooks was calculated by comparing the Company’s earnings per share calculated in the manner disclosed on pages 10 and 11 of the filing (“Plan EPS”) to the target Plan EPS of $2.50 (the “Target EPS”).

If the Company achieved exactly the Target EPS, the following incentive compensation awards would have been earned (for each of Messrs. Smith and Brooks, the “Target EPS Incentive Compensation Award”):

•	O. Bruton Smith = 3.0 times current annual base salary (i.e., 3.0 x $600,000 = $1,800,000)

•	William R. Brooks = 2.0 times current annual base salary (i.e., 2.0 x $500,000 = $1,000,000)

However, if the Company achieved more or less than the Target EPS, the amounts payable to Messrs. Smith and Brooks based on the Plan EPS performance objective would have been the Target EPS Incentive Compensation Award increased or reduced (as the case may be) by the percentage by which the Company’s achieved Plan EPS for 2008 was greater than or less than the Target EPS. However, no incentive compensation award would be payable if the Company achieved less than the minimum Plan EPS threshold of $2.00, or 80% of the Target EPS (the “Minimum EPS Threshold”).

The following examples illustrate the incentive compensation award calculation for achieved Plan EPS other than the Target EPS:

•	If the Company’s achieved Plan EPS was $5.00 (or 200% of Target EPS), then the following Plan EPS incentive compensation awards would have been earned:

Securities and Exchange Commission

October 6, 2009

–	O. Bruton Smith = $3,600,000 (or 200% of the Target EPS Incentive Compensation Award)

–	William R. Brooks = $2,000,000 (or 200% of the Target EPS Incentive Compensation Award)

•	If the Company’s achieved Plan EPS was $2.00 (or 80% of Target EPS), then the following Plan EPS incentive compensation awards would have been earned:

–	O. Bruton Smith = $1,440,000 (or 80% of the Target EPS Incentive Compensation Award)

–	William R. Brooks = $800,000 (or 80% of the Target EPS Incentive Compensation Award)

The Company, in fact, achieved a Plan EPS of $2.36 for the fiscal year ended December 31, 2008 (or 94.4% of Target EPS). Accordingly, Messrs. Smith and Brooks earned Plan EPS incentive compensation awards of $1,699,200 and $944,000, respectively (or 94.4% of their respective Target EPS Incentive Compensation Awards). However, as disclosed on page 11 of the filing, the Compensation Committee retains the right to modify awards of incentive compensation generated by the incentive compensation formula. The Compensation Committee exercised this discretion to reduce the Plan EPS incentive compensation awards to Messrs. Smith and Brooks by approximately 25% to $1,300,000 and $700,000, respectively.

We will revise our discussion of the Company’s incentive compensation plan in future filings to clearly explain how the final award amount is determined based on the Plan EPS achieved as set out above.

28.	Please also disclose how you determined Mr. Marcus G. Smith’s sales commission, including the formula used, or advise as to why this is not necessary.

Response: In the Company’s Current Report on Form 8-K, filed on February 19, 2008, we disclosed that on February 12, 2008, the Compensation Committee revised Mr. Smith’s compensation arrangement with the Company such that sales commissions based on certain national sponsorship, marketing and advertising sales by Mr. Smith would be awarded according to the rates set forth below.

Performance Racing Network Advertising Sales	7.5%
Other Gross Marketing Sales of:
$0 to $10 million	1.0%
$10 million to $15 million	1.5%
$15 million to $20 million	2.0%
$20 million to $30 million	2.5%
Above $30 million	3.0%

Securities and Exchange Commission

October 6, 2009

Accordingly, Mr. Smith received 7.5% of all Performance Racing Network Advertising sales and, because other gross marketing sales exceeded $30 million, he received 3.0% of such sales. His total sales commissions were $1,107,738 based on those percentages.

We will revise our disclosure in future filings to clearly explain the formula used to determine how Mr. Smith’s total sales commissions amount is determined for the applicable fiscal years.

Long-Term Equity Compensation, page 11

29.	Please explain why the compensation committee decided to award restricted stock, instead of options, to Mr. Marcus G. Smith and Mr. Brooks.

Response: The Compensation Committee has broad discretion regarding the types of long term incentive compensation awarded to named executive officers and other employees of the Company typically using either restricted stock, restricted stock units, stock option awards or some combination thereof.

In times of relatively stable stock prices for the Company, the Compensation Committee generally favors restricted stock grants over options because it believes that they provide greater incentives to employees and are potentially less dilutive to existing stockholders in such circumstances. The Compensation Committee began shifting incentive grants to restricted stock for non-named executive officer employees several years ago and has recently extended that to named executive officers as well.

However, depending upon circumstances in the future, the Compensation Committee may exercise its discretion and award all stock options, all restricted stock, all restricted stock units or a mixture thereof.

We will revise our disclosure in future filings to explain the Compensation Committee’s decision to award specific types of long-term equity compensation.

30.	Please disclose the exact formula used to determine how many restricted shares vest based on the earnings per share achieved.

Response: In March 2008, the Compensation Committee approved restricted stock grants of 7,000 shares of common stock to each of Messrs. Brooks and Marcus G. Smith under the Company’s 2004 Stock Incentive Plan (each, a “Restricted Stock Award”) for the fiscal year ended December 31, 2007. The Compensation Committee also set such grant amounts as the target grant amounts (each, a “Target Grant Amount”) for the executive officers’ long-term equity compensation for the fiscal year ended December 31, 2008.

The Compensation Committee determined that the Restricted Stock Awards would be subject to forfeiture based on the extent to which Plan EPS for the fiscal year ended 2008 fell short of Target EPS as follows:

•	If Plan EPS was less than the Minimum EPS Threshold, then the Restricted Stock Awards would not vest and would be forfeited in their entirety.

•

If Plan EPS met or exceeded the Minimum EPS Threshold, the number of shares of Common Stock that would remain outstanding under each Restricted Stock Award for the remainder of the restricted period (36 months from the grant date) would equal:

Securities and Exchange Commission

October 6, 2009

–	The applicable Target Grant Amount; multiplied by

–	Plan EPS expressed as a percentage of Target EPS (however, the percentage cannot exceed 100%).

As discussed in our response to Question 27 above, the Company achieved a Plan EPS of $2.36 for the fiscal year ended December 31, 2008, exceeding the Minimum EPS Threshold. Because $2.36 is 94.4% of Target EPS, each of Messrs. Smith and Brooks retained ownership of 6,608 shares of Common Stock (or 94.4% of the Target Grant Amount) as their respective Restricted Stock Awards, with the remaining 392 shares forfeited in their entirety.

We will revise our discussion of the Company’s long-term equity compensation in future filings to clarify how the final award amount is determined based on the Plan EPS achieved as set out above.

Form 10-K for the fiscal year ended December 31, 2008

Item 1A. Risk Factors

Failure to be awarded a NASCAR event, page 19

31.	We note your disclosure that you are likely to incur cash and non-cash operating losses that negatively impact your future financial condition, operating results, and cash flows until a Sprint Cup Series race is held at Kentucky Speedway (KS). Please tell us what consideration you gave to accruing for these anticipated losses.

Response: The cash and non-cash operating losses the Company is likely to incur until a Sprint Cup Series race is held at KS cannot be quantified in advance of when events are held. The operations of KS, acquired in December 2008, presently consist primarily of one NASCAR Nationwide, one NASCAR Camping World Truck and one IndyCar Series racing event conducted under annual race event sanctioning and renewal agreements. The Company did not assume or acquire any other substantial contracts. The Company’s purchase price allocation for the KS acquisition resulted in no fair value being allocated to intangible assets and there were no unfavorable contracts that would require accrual.

The revenues and profits from the events presently conducted at KS are substantially less than those typically realized from a NASCAR Sprint Cup Series race. However, KS racing events may or may not individually generate net operating profits, excluding general administrative, depreciation and interest costs. Event results are impacted by many factors such as weather, popularity of motorsports series or race drivers, consumer and corporate spending sentiment and other economic and industry trends and considerations, most of which are not within management control. Accordingly, the Company recognizes all associated revenues and operating expenses when KS racing events are held as period operating profits or losses.

Securities and Exchange Commission

October 6, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Direct Expense of Events, page 42

32.	You state the increase in this line item also reflects current period reporting of certain event revenue based compensation in direct expense of events that was reported as general and administrative expense for 2007. Please supplementally clarify this disclosure for us.

Response: In 2008, the Company reflected all employee compensation costs for sales and marketing functions in direct expense of events. Such compensation costs consist of revenue based sales commissions and base salaries for sales and marketing employees whose service activities pertain directly and solely to generating motorsports event related revenues. In 2007, revenue based sales commissions and some base salaries were reflected in direct expense of events. Other base salaries totaling $2,459,000 were reflected in general and administrative expense. In 2008, direct expense of events include other base salaries totaling $2,440,000 that would have been included in general and administrative expense if treated similarly to 2007. Sales and marketing employee service activities were similar for both periods.

In reviewing its accounting for compensation costs, the Company determined that all such sales and marketing employee compensation costs were more appropriately reflected in direct expense of events based on the nature of the service activities performed by such employees and because all such base salaries are paid solely in connection with employees generating motorsports event related revenues.

The different treatment had no impact on reported total expenses or income from operations, and approximated 0.6% and 0.6% of total expenses, 2.2% and 2.4% of direct expense of events and 2.9% and 3.0% of general and administrative expense, respectively, for 2008 and 2007. Management believes those amounts are insignificant individually, and in the aggregate, to the Company’s consolidated statements of income for both periods.

Future Liquidity, page 47

33.	We note that a significant portion of your total revenue is generated under long-term contracts including the eight-year NASCAR television broadcast agreement. We also note that each NASCAR event is awarded on an annual basis and there is no guarantee of the continued relationship with NASCAR. Please provide a discussion which explains the impact on the company’s obligations under the broadcasting agreements, including whether the company would incur significant penalties for non-performance, if NASCAR events are not awarded.

Response: The current eight-year television broadcasting agreement with various television networks was negotiated and contracted by NASCAR, and the Company is not a party to the agreement. The Company’s share of these television broadcast revenues are contracted, and purse and sanction fees are negotiated, with NASCAR on an annual basis for each NASCAR-sanctioned racing event scheduled to be held by the Company in the upcoming season (year). Under these annual agreements, the Company is obligated to conduct the event in the manner stipulated under the terms and conditions of the respective sanctioning agreements. Under these arrangements, the Company would not incur any penalties to NASCAR or the various television networks for non-performance if NASCAR did not award a race event to the Company.

Securities and Exchange Commission

October 6, 2009

Notably, while NASCAR has relocated similar events to other venues within and owned by the same speedway operator, NASCAR has not reduced the total number of such events annually awarded to any speedway operator in at least 20 years, except where a motorsports venue was purchased by another speedway operator. The Company has never been unable to renew a NASCAR Sprint Cup or Nationwide Series sanctioning agreement for any subsequent year, and no such agreement has ever been cancelled. Also, the Company has never been unable to conduct, whether as scheduled or rescheduled, a NASCAR Sprint Cup or Nationwide Series racing event as sanctioned in at least 20 years.

In the “Future Liquidity” section of future filings, we will expand our disclosure regarding the impact of the broadcasting agreements on the Company as set forth above.

Critical Accounting Policies and Accounting Estimates, page 51

Recoverability of Equity Investment in Associated Entity

34.	Considering the significance of the net loss from your equity investment in Motorsports Authentics LLC (MA) in 2007 and 2009 and the impact that a write-off of your equity investment may have on your future operations if this entity continues to sustain losses, we believe a more robust discussion describing your policy in determining when your equity investments are other than temporarily impaired would be helpful to an investor. Also in this regard, we believe expanding your liquidity section to include a discussion on the company’s future intent with regard to its potential increase in its investment in MA in the form of additional equity contributions or loans would provide an investor with a better understanding of the company’s future involvement and potential impact the investment will have on the overall company.

Response: Note that, due to recent developments, we updated disclosures regarding MA on pages 2, 3, 23 and 24 of Amendment No. 1 to the Registration Statement. In addition, in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (the “Form 10-Q”), we expanded our disclosure of the various factors considered when periodically evaluating our equity investment for possible declines in value and determining if such declines are other than temporary, as set forth on pages 13 and 14 of the Form 10-Q. We also updated the risk factor pertaining to this equity investment in Item 1A of Part II of the Form 10-Q (pages 50 and 51). The following expanded disclosures from the Form 10-Q are presented for clarification and informational purposes:

•

“Notes to Unaudited Consolidated Financial Statements – 2. Significant Accounting Policies and Other Disclosures – Joint Venture Equity Investment and Equity Investee Earnings or Losses – Second Quarter 2009 Impairment Charge” (pages 13 and 14):

“The following operating factors, among others, significantly impact MA’s revenues and profitability: (i) economic conditions and consumer and corporate spending sentiment and trends; (ii) the success of motorsports, the popularity of its licensed drivers and teams, the magnitude and timing of its licensed driver and team changes, particularly for NASCAR’s Sprint Cup Series; (iii) increased competition for products sold under non-exclusive MA licenses, expanded licensing by licensors to competitors selling products similar to those under non-exclusive MA licenses, nonrenewal of exclusive or non-exclusive MA licenses upon expiration; (iv) deterioration in customer relationships and other competition for MA products; and (v) the success of MA management in achieving sustained profitability. Many of these operating factors are outside management’s control.

Securities and Exchange Commission

October 6, 2009

The unforeseen severity and length of the ongoing recession, along with increased uncertainty concerning MA’s ability to compete successfully and profitably in certain product channels, particularly non-exclusive licensed products, and to achieve previously contemplated future business initiatives, has lead MA management to perform an impairment evaluation of long-lived assets, including intangible assets, for possible impairment using Statement of Financial Accounting Standards (SFAS) No. 142 ‘Goodwill and Other Intangible Assets’ and SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-lived Assets’. This evaluation is expected to be completed within MA’s fourth fiscal quarter ended November 30, 2009. For the Company’s financial reporting as of June 30, 2009, the Company evaluated impairment under APB Opinion No. 18 ‘The Equity Method of Accounting for Investments in Common Stock’ and SFAS No. 157 ‘Fair Value Investments’ based on discounted estimated annual future cash flows using the income valuation, with the assistance of an independent valuation firm. The inputs for measuring MA fair value are considered ‘Level 3’ or unobservable inputs that are not corroborated by market data under SFAS No. 157 ‘Fair Value Investments’ as quoted market prices are not available. Based on that evaluation, the Company recorded an impairment charge of approximately $55,600,000 (with no net income tax benefit) pertaining to its equity investment in MA. This charge is reflected in the Company’s equity investee losses for the three and six months ended June 30, 2009.

Management believes the Company’s methods used to determine fair value and evaluate impairment as of June 30, 2009 were appropriate, relevant, and represent methods customarily available and used for such purposes. The Company’s evaluation is subjective and based on conditions, trends and assumptions existing at the time of evaluation. However, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the impairment evaluation and the Company’s future financial condition or results of operations.”

•	“– Ongoing Business and Financial Risks” (page 14):

“MA continues to have a material amount of inventory, goodwill and other intangible assets. Future profits or losses could be affected by or depend on operating factors as previously described above in ‘Second Quarter 2009 Impairment Charge’, among others. Although lower than 2008, a significant portion of MA’s 2009 revenues and gross profits relate to sales of Dale Earnhardt, Jr. licensed merchandise, which may or may not continue at current levels. Lower 2009 revenues have resulted, and may continue to result in, reduced profitability and increased exposure to excess product levels, and could result in impairment of MA’s goodwill and other intangible assets beyond the reduced estimated fair values reflected by the Company as of June 30, 2009. MA’s losses for the remainder of fiscal 2009 may or may not substantially increase. The management of MA periodically assesses the realization of inventories, including the sufficiency of lower of cost or market provisions based on, among other

Securities and Exchange Commission

October 6, 2009

factors, current inventory levels, assumptions about current and future demand, market conditions and trends that might adversely impact exposure to excess product levels and realization.”

•	“Part II-Other Information – Item 1A. Risk Factors – Future impairment of our equity investment in an associated entity could adversely affect our profitability.” (page 50):

“At June 30, 2009, our $18.1 million investment in Motorsports Authentics (our 50% owned joint venture) is material and our share of future associated profits or losses may or may not be significant. Our carrying value for our MA equity investment was significantly reduced as of June 30, 2009 from an impairment charge of $55.6 million (with no net income tax benefit). The charge, recorded under APB Opinion No. 18 ‘The Equity Method of Accounting for Investments in Common Stock’ and SFAS No. 157 ‘Fair Value Investments’ reduced our equity investment carrying value to its estimated fair value as of June 30, 2009. Additional information on our impairment analysis is described in Note 2 ‘Joint Venture Equity Investment and Equity Investee Earnings or Losses’ to the financial statements and is not repeated here. MA management is performing an impairment evaluation of long-lived assets, including intangible assets, for possible impairment using SFAS No. 142 ‘Goodwill and Other Intangible Assets’ and SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-lived Assets.’ This evaluation is expected to be completed within MA’s fourth fiscal quarter ended November 30, 2009.

MA continues to have a material amount of inventory, goodwill and other intangible assets. The management of MA periodically assesses the realization of inventories, including the sufficiency of lower of cost or market provisions based on, among other factors, current inventory levels, assumptions about current and future demand, market conditions and trends that might adversely impact exposure to excess product levels and realization. Lower revenues, reduced profitability and increased exposure to excess product levels could result in impairment of MA’s inventory. The following operating factors, among others, significantly impact MA’s revenues and profitability: (i) economic conditions and consumer and corporate spending sentiment and trends; (ii) the success of motorsports, the popularity of its licensed drivers and teams, and the magnitude and timing of its licensed driver and team changes, particularly for NASCAR’s Sprint Cup Series; (iii) increased competition for products sold under non-exclusive MA licenses, expanded licensing by licensors to competitors selling products similar to those under non-exclusive MA licenses, nonrenewal of exclusive or non-exclusive MA licenses upon expiration; and (iv) deterioration in customer relationships and other competition for MA products. MA’s ability to compete successfully and profitably depends on a number of factors both within and outside management’s control. Should MA inventory or long-lived assets become impaired beyond the reduced estimated fair values reflected by us as of June 30, 2009, resulting in a material impairment charge, we would be required to record our 50% share. Should the fair value of our equity investment in MA further decline below its carrying value, and such decline was other than temporary, we would be required to record an additional impairment charge to reduce the carrying value to fair value. Different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of impairment evaluations. Any such impairment charges could have a material adverse effect on our future financial condition or results of operations. Our analysis is subjective and based on assumptions, conditions and trends existing at the time of evaluation.”

Securities and Exchange Commission

October 6, 2009

We will further clarify and expand our disclosures regarding MA in future filings concerning factors used in assessing possible impairment, which may include:

•	decreased or trends of decreasing revenue and profitability;

•	updated long-term forecasts for existing and undeveloped product channels;

•	assumptions on timing and strength of any anticipated economic recovery and on perpetuity growth rates;

•	management efforts to reduce operating costs;

•	possible sale or other disposal of a reporting unit or a significant portion thereof; and

•	probability weighted multiple cash flow scenarios reflecting future risk-adjusted growth opportunities.

We will include the above expanded disclosures, including updated risk factors and further expanded or updated disclosures, as appropriate for changes in conditions and circumstances, if any, in future filings.

We will discuss any future increase in, or intent to increase, our investment in MA, whether in the form of additional equity contributions or loans, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Future Liquidity” section of future filings. This expanded disclosure will be similar to the present footnote disclosures that also discuss the fact that any such additional investment, should it become impaired, could have a material adverse impact on the Company’s future financial condition or results of operations.

Note 1: Basis of Presentation and Description of Business, page 64

Kentucky Speedway Acquisition

35.	We note a contingent payment of an additional $7.5 million relating to the Kentucky purchase that will commence upon satisfaction of specified conditions. Please tell us and revise to disclose the nature of the conditions that will trigger payment of the additional amounts. Also provide a discussion within the Future Liquidity section of your MD&A to discuss management’s view on the likelihood of satisfying such conditions.

Response: Both of the following specific conditions must be satisfied before the additional contingent consideration payments commence:

•

Kentucky state lawmakers must pass legislation that provides tax incentives for certain qualifying capital projects that would facilitate expansion and improvement of KS facilities. Under such legislation, qualifying projects must conduct events that are in the “top” league, series or sanctioned level of their type of event, as defined, have not been previously held in Kentucky, provide permanent seating for not less than 65,000 spectators and be broadcast nationally. This condition is described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Expenditures” section of the 2008 Form 10-K; and

Securities and Exchange Commission

October 6, 2009

•

the Company must conduct a Sprint Cup Series racing event at KS. The Company’s efforts and certain associated litigation related to this condition are described in the “Part 1 – Item 1A. Risk Factors – Failure to be awarded a NASCAR event or deterioration in our relationship with NASCAR could adversely affect our profitability” section of the 2008 Form 10-K.

We will combine and relocate the descriptions of these specific conditions to the location of such contingent consideration disclosure in future filings. Our future filings will also discuss the following in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Future Liquidity”: (i) management’s assessment of the likelihood that such conditions may be satisfied or have been satisfied, if applicable; and (ii) the reasons or circumstances for management’s inability to assess such likelihood, if applicable. We will also disclose the potential or known impact on the Company’s future financial condition, operating results and cash flows if such conditions are ultimately satisfied, and that the Company intends to fund such $7.5 million contingent consideration obligation, payable in 60 equal monthly installments of $125,000, with available cash and cash investments.

Note 2: Significant Accounting Policies, page 67

Naming Rights and Other Marketing Agreements

36.	We note that you earn revenue from various marketing agreements for sponsorships, onsite advertising, hospitality, and other promotion related activities and that these amounts can pertain to one or multiple events, speedways, or years. Please describe the terms of a typical marketing agreement for these types of activities (or for each type of activity), and disclose your recognition policy for recognizing revenue.

Response: The following describes the typical terms of our various marketing agreements. Our sponsorships generally consist of event, official and facility naming rights agreements. Event sponsorships typically allow sponsors to name a particular racing event such as the “Coca-Cola 600.” Official sponsorships typically provide sponsors with designations such as the “Official Beverage or Vehicle” and exclusive advertising and promotional rights in certain sponsor product categories at one, multiple or all of our speedways. Our facility naming rights agreements renamed “Sears Point Raceway” as “Infineon Raceway” and “Charlotte Motor Speedway” as “Lowe’s Motor Speedway at Charlotte,” both for initial ten-year periods. Our onsite advertising generally consists of fixed billboards and signage, display space and other promotion related activities on and surrounding our racetrack facilities. Our hospitality agreements generally provide for entertainment areas and other amenities for corporate customers during racing events and, to a lesser degree, private and public functions during non-event periods. These marketing agreements are similar for both NASCAR and non-NASCAR activities.

These agreements can be (i) event, speedway or period specific, or (ii) pertain to multiple events, speedways or years. The Company receives payments based on contracted terms. Our marketing customers and the terms of agreements change from time to time. As disclosed on page 68 of the 2008 Form 10-K, the Company recognizes contracted fee revenues, and associated expenses, as events or activities are conducted each year in accordance with the respective agreement terms.

Securities and Exchange Commission

October 6, 2009

Our marketing agreements sometimes include multiple specified elements such as sponsorships, tickets, hospitality, suites or on site advertising in varying combinations for one or more events or contract periods, although there is typically a predominant element. We allocate such contracted revenue between our admissions and event related revenue financial statement categories based on the relative fair or retail value of the respective multiple elements as such events or activities are conducted each year in accordance with the respective agreement terms.

We will include this expanded disclosure of our revenue recognition policy in our future filings.

Goodwill and Other Intangible Assets, page 73

37.	We note that you have determined the intangible assets for race event sanctioning and renewal agreements to have indefinite useful lives because of their renewal and cash flow generations are expected to continue indefinitely. Please tell us and revise your disclosure to include in your impairment policy the fact that each NASCAR event is awarded annually, and your basis for determining that that the renewal is expected to continue indefinitely.

Response: In our future filings we will clarify that race event sanctioning and renewal agreements for each NASCAR-sanctioned racing event are awarded annually and we will summarize our basis for determining that renewal is expected to continue indefinitely (which is further described in detail below).

The cash flows and profits associated with NASCAR-sanctioned Sprint Cup and Nationwide Series events, particularly in venues located in major media markets, are sizable. The Company follows SFAS No. 142 “Goodwill and Other Intangible Assets,” which specifies nonamortization of goodwill and other intangible assets with indefinite useful lives.

The guidance in SFAS No. 142 considered by the Company includes, among other items:

•

Paragraph 11, which states that “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

•

Appendix A, example 4, which provides an example of an acquired broadcast license that meets the recognition criteria in paragraph 39 of SFAS 141 because it meets the contractual/legal criterion even though it is for a specified period of time. In example 4, “The acquiring company intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal… The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraph 17 of SFAS 142.”

Securities and Exchange Commission

October 6, 2009

•

Appendix B, paragraph B45, which states that “the Board agreed that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon – that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.”

•

The Board’s conclusion in Appendix B, paragraph B45, “that if an entity performs an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset (such as those in paragraph 11 of SFAS 142) and finds that there is no limit on the useful life of an intangible asset, the asset should be deemed to have an indefinite useful life.”

The Company has evaluated each of its intangible assets for race event sanctioning and renewal agreements and has determined that each will extend into the foreseeable future. Although NASCAR has relocated similar events to other venues owned by the same speedway operator, NASCAR has not reduced the total number of such events annually awarded to any speedway operator in at least 20 years, except where a motorsports venue was purchased by another speedway operator. The Company has never been unable to renew a NASCAR Sprint Cup or Nationwide Series sanctioning agreement for any subsequent year, and no such agreement has ever been cancelled. Also, many race date agreements have been annually renewed for over 40 years (since such events were first conducted at their respective speedways). As such, it is our reasoned expectation that we will be annually awarded these race date agreements in perpetuity. The associated acquired intangible race date asset is considered to have an indefinite useful life because its renewal and cash flow generation is expected to continue indefinitely.

Note 13: Segment Disclosures, page 94

38.	We note that you aggregate your motorsport related operating segments into one reportable segment based upon similar types and classes of customers, similar methods for providing or distributing related services, and other similar economic characteristics. Please supplementally describe for us information on the “other economic characteristics” that you considered in determining the similarity amongst the segments. Include information that shows your basis for determining that the financial performance of each activities (including specifically merchandising) are economically similar.

Response: The wording “other economic characteristics” is meant to convey and encompass any other economic characteristics that would pertain only to our motorsports reporting segment.

The Company considered the following financial performance for non-merchandise and merchandise operating activities of our motorsports reporting segment in determining that those motorsports related activities are economically similar. For the five fiscal years ended December 31, 2008:

•	Annual revenues associated with motorsports related merchandising activities as a percentage of total revenues for our motorsports reporting segment ranged from 6.8% to 8.8%;

Securities and Exchange Commission

October 6, 2009

•

The relative percentage of annual revenues associated with non-merchandising and merchandising motorsports related activities as a percentage of total revenues for our motorsports reporting segment varied by less than 2.0% in any one year;

•

The relative percentage of operating income associated with non-merchandising and merchandising motorsports related activities as a percentage of total operating income for our motorsports reporting segment varied by less than 2.0% in any one year; and

•

Annual operating margins for our motorsports reporting segment ranged from 36.7% to 39.4%. Annual operating margins associated with non-merchandising and merchandising motorsports related activities ranged from 37.3% to 39.5%, and 28.9% to 38.2%, respectively.

The Company considers such financial performance to be economically similar, with similar trends in their revenues and operating margins. Those trends are expected to continue and are similarly and significantly impacted by factors such as consumer and corporate spending sentiment, including prolonged recessionary conditions, and the success of motorsports and popularity of race drivers and teams, particularly NASCAR’s Sprint Cup Series.

**********

We have enclosed for your convenience a copy of Amendment No. 1 to the Registration Statement, which was filed as of the date of this letter, marked against the Registration Statement as originally filed on August 7, 2009.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP (704) 372-9000 or me (704) 532-3318 if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ William R. Brooks

William R. Brooks

Vice Chairman, Chief Financial Officer and

Treasurer

cc:	Chanda DeLong, Securities and Exchange Commission

Theresa Messinese, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

R. Douglas Harmon, Parker Poe Adams & Bernstein LLP